NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC REPO RTS FINANCIAL RESULTS FOR

THE YEAR ENDED JUNE 30, 2019

VANCOUVER, BRITISH COLUMBIA – September 10, 2019: New Pacific Metals Corp. (“New Pacific” or the “Company”) today announced its audited consolidated financial results for the year ended June 30, 2019.

This news release should be read in conjunction with the Company's management discussion & analysis, financial statements and notes to financial statements for the corresponding period, which have been posted under the Company’s profile on SEDAR at www.sedar.com and are also available on the Company's website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

FISCAL 2019 HIGHLIGHTS

• Successfully completed the 2018 drill program on the Silver Sand Property. A total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. For details of the 2018 drill program, please review the Company’s news releases dated January 22, 2019 and February 20, 2019;

• Expanded the Silver Sand Property by acquiring 100% interest of certain mineral concessions in the adjacent area; and

• Entered into a mining production contract (the “MPC”) with La Corporación Minera de Bolivia (“COMIBOL”) to explore and mine the area adjoining the Silver Sand Property. COMIBOL is Bolivia’s state owned mining company in charge of managing certain mineral properties and mining production in Bolivia. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia.

FINANCIALS

Net loss attributable to equity holders of the Company for the year ended June 30, 2019 was $2,420,904 or $0.02 per share (year ended June 30, 2018 ‐ net loss of $4,106,450 or $0.03 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $1,532,391 compared to loss of $1,539,759 in the prior year; (ii) operating expenses of $3,267,707 compared to $3,103,712 in the prior year; (iii) impairment of mineral property interests of $779,823 on the RZY Project compared to $nil in the prior year; and (iv) foreign exchange loss of $64,491 compared to foreign exchange gain of $470,966 in the prior year.

Income from investments for the year ended June 30, 2019 was $1,532,391 (year ended June 30, 2018 ‐ loss of $1,539,759). Within the income from investments, $77,173 was loss on the Company’s equity investments and $1,514,769 was income from fair value change on bonds and interest earned.

Operating expenses for the year ended June 30, 2019 was $3,267,707 (year ended June 30, 2018 ‐ $3,103,712).

Foreign exchange loss for the year ended June 30, 2019 was $64,491 (year ended June 30, 2018 ‐ foreign exchange gain of $470,966). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollars. The fluctuation in exchange rates between the US dollar and Canadian dollar will impact the financial results of the Company. During the year ended June 30, 2019, the US dollar depreciated by 0.6% against Canadian dollar (from 1.3168 to 1.3087) while in the prior year the US dollar appreciated by 1.5% against Canadian dollar (from 1.2977 to 1.3168).

SILVER SAND PROPERTY

The Company started the preparation work for the planned exploration program after the acquisition of the Silver Sand Property. In October 2017, the Company successfully received exploration permits required by the relevant Bolivian government authorities and immediately commenced its 2018 drill program on the property. By mid‐December 2018, a total of 55,010 metres in 195 HQ size diamond core drill holes had been completed. On January 22 and February 20, 2019, through two separate news releases, the Company released the results of 195 drill holes that had assay results received and analyzed, of which 190 holes intercepted silver mineralization. In April 2019, the Company commenced the 2019 drill program at the Silver Sand Property. The total budgeted metreage for 2019 drill program is approximately 55,000 metres of diamond core drilling.

For the year ended June 30, 2019, total expenditures of $10,725,924 (year ended June 30, 2018 ‐ $6,553,301) were capitalized under the property for expenditures related to the 2018 and 2019 drill program, site and camp preparation, maintaining a regional office in La Paz, and building a management team and workforce for the property.

As part of the Silver Sand Property’s expansion plan, on January 11, 2019, the Company entered into the MPC with COMIBOL to explore and mine the area adjoining the Silver Sand Property. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. In addition, in July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Property. For the year ended June 30, 2019, the Company acquired total mineral concessions valued at $2,631,200 (US$2,000,000) by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 of its common shares.

WARRANTS EXERCISE

On May 22, 2019, the Company raised gross proceeds of $19,950,000 as a result of 9,500,000 previously issued common share purchase warrants (the “Warrants”) being exercised (the “Warrant Exercise”) by Pan American Silver Corp. (“Pan American”) and Silvercorp Metals Inc. (“Silvercorp”).

The Warrants were issued in connection with the Company’s strategic private placement of units completed in November 2017 pursuant to which Pan American subscribed for 16,000,000 units and Silvercorp subscribed for 3,000,000 units. Each unit was comprised of one common share of the Company (a “Common Share”) and one half of one Warrant. Each whole Warrant was exercisable into one Common Share at an exercise price of $2.10 per Common Share. For further details of the Warrant Exercise, please refer to the Company’s news release dated May 22, 2019.

COZYSTAY SHARES

Further to the Company's news releases dated March 28, 2019 and April 1, 2019, the Company and Silvercorp have determined not to proceed with the sale of 750,750 shares of CozyStay Holdings Inc. by the Company to Silvercorp pursuant to the share purchase agreement entered into between the parties.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosi Department of Bolivia, the Tagish Lake Gold Project in Yukon, Canada and the RZY Project in Qinghai Province, China.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633‐1368
Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐ looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.